United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Securities Trading Report
Signatures

Companhia Vale do Rio Doce

Shares traded by Board Members, Fiscal Council, Executive Directors and principal shareholder on September 2004 (aggregate).

Company: Companhia Vale do Rio Doce
Board Members
Initial balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	PN	3,024	0	0
Shares	ON	63	0	0
Final balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	PN	3,024	0	0
Shares	ON	63	0	0

Company: Companhia Vale do Rio Doce
Executive Directors
Initial balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	PN	42,600	0.01	0
Shares	ON	31,614	0	0
Final balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	PN	42,600	0.01	0
Shares	ON	26,514	0	0

*   One of the Director's members who has 5,100 ordinary shares resigned.

Company: Companhia Vale do Rio Doce
Audit Committe Members
Initial balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	–	–	–	–
Final balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
–	–	–	–	–

Company: Companhia Vale do Rio Doce
Principal Shareholder (Valepar S.A.)
Initial balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	ON	392,147,133	52.3	33.6
Final balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	ON	392,147,133	52.3	33.6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer